UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Wayne Zallen

722 W. Dutton Road

Eagle Point, OR 97524

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Wayne Zallen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,150,089(1)

	8.	Shared Voting Power: 19,154,6752)

	9.	Sole Dispositive Power: 1,150,089(1)

	10.	Shared Dispositive Power: 19,154,675(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,304,764 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 14.7%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Wayne Zallen is the record holder of 1,150,089 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”).

(2)Wayne Zallen is the indirect beneficial owner of 19,154,675 shares of Common Stock held of record by The Wayne A. Zallen Trust U/A/D 10/24/14 (the “Trust”) a trust formed in Oregon.  Mr. Zallen is the trustee and a beneficiary of the Trust.

(3)Based on 137,982,075 shares of Common Stock outstanding as of May 15, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. The Wayne A. Zallen Trust U/A/D 10/24/14

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 19,154,675(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 19,154,675(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,154,675(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9%(5)

14.	Type of Reporting Person (See Instructions): 00

(4)Wayne Zallen is the indirect beneficial owner of 19,154,675 shares of Common Stock held of record by The Wayne A. Zallen Trust U/A/D 10/24/14 (the “Trust”), a trust formed in Oregon.  Mr. Zallen is the trustee and a beneficiary of the Trust.

(5)Based on 137,982,075 shares of Common Stock outstanding as of May 15, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180 Henderson, NV 89074.

Item 2.           Identity and Background

(a)                                 This Schedule 13D is being filed jointly on behalf of Wayne Zallen and The Wayne A. Zallen Trust U/A/D 10/24/14 (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)                                 The business address for Wayne Zallen and The Wayne A. Zallen Trust U/A/D 10/24/14 (the “Trust”) is 722 W. Dutton Road, Eagle Point, Oregon 97524.

(c)                                Wayne Zallen is the Trustee and a beneficiary of the Trust.

The principal executive office for Wayne Zallen and the Trust is 722 W. Dutton Road, Eagle Point, Oregon 97524.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   Wayne Zallen is a citizen of the United States.  The Trust is a trust formed in Oregon.

Item 3.           Source and Amount of Funds or Other Consideration

Wayne Zallen is the record holder of 1,150,089 shares of Common Stock.  Of such shares, (i) 25,000,000 shares were issued to Mr. Zallen on December 16, 2015 upon the conversion of 5,000,000 shares of Series A Preferred Stock of the Issuer, (ii) 5,000,000 shares were issued to Mr. Zallen on November 17, 2015 as compensation for his services as Chief Executive Officer of the Issuer, and (iii) 3,666,667 were issued to the Trust on December 29, 2017 upon the conversion of a convertible note at a per share price of $0.03.  The convertible note and the shares of Common Stock and Series A Preferred Stock were acquired by Mr. Zallen or the Trust as compensation for Mr. Zallen’s services or through the use of personal funds or funds held by the Trust. Neither Mr. Zallen nor the Trust borrowed funds to acquire the convertible note or any shares of the Issuer.

Item 4.           Purpose of Transaction

Wayne Zallen and the Trust acquired the above reported securities either as compensation for Mr. Zallen’s services as Chief Executive or a director of the Issuer or based on each such Reporting Person’s belief that the securities represented an attractive investment opportunity. The shares of Common Stock purchased by each Reporting Person were acquired in private placements conducted by the Issuer or as the result of the conversion of a convertible note issued by the Issuer or shares of Series A Preferred Stock of the Issuer. Mr. Zallen is an indirect beneficial owner of all of the securities of the Issuer held of record by the Trust.  In certain situations, the Reporting Persons have deemed it beneficial to sell certain amounts of the shares of Common Stock to other directors, officers, or consultants of the Issuer, and may deem it appropriate to sell shares of Common Stock to directors, officers, or consultants of the Issuer or on the open market in the future.

In connection with Mr. Zallen’s resignation from the Issuer’s board of directors and the position of Chief Executive Officer, Mr. Zallen has entered into negotiations to serve as a consultant to the Issuer, and may acquire additional shares of Common Stock in connection with any such arrangement.

Item 5.           Interest in Securities of the Issuer

(a)Wayne Zallen is the beneficial holder of 20,304,764 shares of Common Stock of the Issuer, representing approximately 14.7% of the outstanding Common Stock of the Issuer.  He is the record holder of 1,150,089 shares of Common Stock, representing 0.8% of the outstanding Common Stock of the Issuer. Mr. Zallen has sole voting and dispositive power of all shares held in his name and has shared voting and dispositive power over the shares held by the Trust.

The Trust is the record holder of 19,154,675 shares of Common Stock of the Issuer, representing approximately 13.9% of the outstanding Common Stock of the Issuer.  Mr. Zallen is the Trustee and a beneficiary of the Trust and is an indirect beneficial owner of the shares held of record by the Trust.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of May 28, 2019, 14.7% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 137,982,075 shares of issued and outstanding Common Stock of the Issuer as of May 15, 2019, as reported on the Issuer’s Form 10-Q filed May 14, 2019 and after giving effect to the issuances by the Issuer on May 15, 2019 as reported on the Issuer’s Current Report on Form 8-K filed May 20, 2019.

(b)                                 Wayne Zallen has shared power to direct the vote, and shared power to dispose of 19,154,675 shares of Common Stock of the Issuer.  The Trust has shared power to vote and shared power to dispose of 19,154,675 shares of Common Stock of the Issuer.  Mr. Zallen is the Trustee and a beneficiary of the Trust.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•230,760 shares of Common Stock were issued to Wayne Zallen on April 1, 2019 as compensation for his services as a member of the board of directors of the Issuer.

(d)                                 No person other than Wayne Zallen or the Trust is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 20,305,764 shares of the Common Stock of the Issuer reported hereby.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Wayne Zallen and the Trust have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has agreed to file jointly with respect to the transactions being reported on this Schedule 13D.

Item 7.           Material to be Filed as Exhibits

None.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 28, 2019

/s/ Wayne Zallen
Wayne Zallen

THE WAYNE A. ZALLEN TRUST U/A/D 10/24/14

By:	/s/ Wayne Zallen
Name:	Wayne Zallen
Title:	Trustee